VF 3-6-03

03011276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

** AM 3/5/2002

SEC FILE NUMBER
8- 21018

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA JUSTHOLL & CO
Applicant's Name MELVIN MAUSKOPF

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
65 BROADWAY Suite #803
(No. and Street)

NEW YORK, (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melvin Mauskopf (201) 568- 5371
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANDEL, FREDERICK CPA
(Name — *if individual, state last, first, middle name*)

12 West 37th Street, New York, NY 10018-7404
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melvin Mauskopf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JUSTHOLL & CO, as of December 31,2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Melvin Mauskopf
Signature

Melvin Mauskopf, Sole Proprietor
Title

Patricia Mandel
Notary Public

PATRICIA MANDEL
Notary Public, State of New York
No. 31-7691013
Qualified in New York County
Commission Expires May 31, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flow

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

MELVIN MAUSKOPF
d/b/a JUSTHOLLL & CO. (SOLE PROPRIETOR)
65 Broadway
Suite 803
New York, NY 10006
(201) 568-5371

TABLE OF CONTENTS

FREDERICK H. MANDEL
Certified Public Accountant

Frederick H. Mandel

12 West 37th Street
New York, NY 10018
Tel (212) 594-5200
Fax (212) 594-5236

February 25, 2003

Melvin Mauskopf
d/b/a Justholl & Co.
65 Broadway
Suite #803
New York, NY 1006

Dear Sir:

Pursuant to your request, we examined the accompanying Statement of Financial Position of your proprietorship as at December 31, 2002 and Cash Flow Statement pursuant to Rule 17 a-5 under SEC Act of 1934.

Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of accounting records and such other auditing procedures as we considered necessary in the circumstances. In our opinion, the within Statement of Financial Position fairly represents the financial position of the proprietorship as at December 31, 2002 and the results of its operations and its cash flows for the year then ended on a basis consistent with the prior year.

Respectfully submitted,

Frederick H. Mandel

FHM:pm

MELVIN MAUSKOPF d/b/a JUSTHOLL & CO.
(SOLE PROPRIETOR)
STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:		
Cash in bank and on hand	$	
Securities owned by firm at market value (Note 1)	848,840.	
TOTAL CURRENT ASSETS		$ 848,840.
FIXED ASSETS:		
Office furniture and fixtures (net of depreciation)		0
OTHER ASSETS:		
Special reserve account for the exclusive benefit of Customers (Note 2)	$ 10,724.	
Personal assets		
Security deposit	1,040.	
TOTAL OTHER ASSETS		11,314.
TOTAL ASSETS		$ 860,154.

LIABILITIES AND CAPITAL

CURRENT LIABILITIES:		
Payable to brokers/fails to receive	$ 0	
Due to broker on margin account (Note 1)	393,879.	
TOTAL CURRENT LIABILITIES		$ 393,879.
CAPITAL:		
Melvin Mauskopf Proprietor/ Capital Account		466,275
TOTAL LIABILITIES AND CAPITAL	$	860,154

The accompanying letter of transmittal and notes are an integral part of this financial statement.

MELVIN MAUSKOPF d/b/a JUSTHOLL & CO.
(SOLE PROPRIETOR)
Notes
December 31, 2002

Note 1. Securities held by brokers are pledged as security against margin account indebtedness.

Note 2. Special Reserve Account of ($ 10,724.00)
The computed amount required to be on deposit under rule 15c3-3 is $ NONE
The excess amount of $ 10,724.00 is subject to immediate withdrawal.

Note 3. Capital Requirements:
The concept of the Net Capital Rule of the Securities Exchange Commission is liquidity, and requires a Broker – Dealer to have sufficient liquid assets to cover liabilities. At December 31, 2002 the firm's net capital of $ 306,870. computed in accordance with the rule, exceeded the minimum requirement of $ 250,000. by $ 56,870.

Note 4. Internal Control:
No material inadequacies in the firm's internal control were found to exist.

Note 5. Form X-17A-5:
Part II of the most recent annual report on Form X-17A-5 of this firm is available for examination and copying at its principal office at 65 Broadway #803 New York, NY 10006 and at the Securities and Exchange Commission.

Note 6. No material differences were noted between respondent's unaudited FOCUS Report Part II and the Audited Report.

MELVIN MAUSKOPF
d/b/a/ JUSTHOLL & CO.
STATEMENT OF CASHFLOWS
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:		
Net Income (Loss)	($	106,988.00)
Adjustments to reconcile net income (loss) to net cash provided by (used in)operating activities:		
(Increase)/decrease in securities owned by firm		89,453.00
Increase in security deposit (Decrease)	(	3,160.00)
Increase/(decrease) in payable to brokers (fails to receive)		
Increase/(decrease) in due to brokers (margin account)		18,410.00
Increase/(decrease) in fails to receive		
Net cash provided by (used in) operating activities	$	2,285.00
Net increase(decrease) in cash	$	2,285.00
Cash at beginning of year		8,439.00
Cash at end of year	$	10,724.00

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Stockholder's Equity

Years ended December 31, 2002 and 2001

		Common stock		Additional paid-in capital	Retained earnings	Total
		Voting	Nonvoting			
Balance at December 31, 2000	$	1,000	—	5,408,581	1,056,914	6,466,495
Net earnings		—	—	—	732,343	732,343
Capital contribution from parent		—	—	1,500,000	—	1,500,000
Balance at December 31, 2001		1,000	—	6,908,581	1,789,257	8,698,838
Net earnings		—	—	—	1,159,623	1,159,623
Dividends to parent ($50 per share)		—	—	—	(500,000)	(500,000)
Balance at December 31, 2002	$	1,000	—	6,908,581	2,448,880	9,358,461

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Operating activities:			
Net earnings	$	1,159,623	732,343
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization		106,098	297,978
Deferred income taxes		416,620	438,419
Decrease (increase) in investment securities		3,865,950	(2,863,287)
Decrease in accrued interest receivable		19,294	8,093
Increase in accounts payable and accrued expenses		147,304	395,174
Increase in taxes receivable		(400,213)	(75,396)
Decrease in other assets		28,592	69,665
Net cash provided by (used in) operating activities		5,343,268	(997,011)
Investing activities:			
Additions to furniture, equipment, and leasehold improvements		(67,472)	(81,546)
Increase (decrease) in investment securities, not readily marketable		3,300	(243,300)
Net cash paid in acquisition		—	(2,554,104)
Net cash used in investing activities		(64,172)	(2,878,950)
Financing activities:			
Net (decrease) increase in short-term borrowings		(3,570,846)	480,421
Dividends paid		(500,000)	—
Capital contribution from parent		—	1,500,000
Net cash (used in) provided by financing activities		(4,070,846)	1,980,421
Net increase (decrease) in cash and cash equivalents		1,208,250	(1,895,540)
Cash and cash equivalents at beginning of year		336,618	2,232,158
Cash and cash equivalents at end of year		1,544,868	336,618
Supplemental data:			
Cash paid during the year for:			
Interest	$	206,979	218,579
Income taxes		588,670	189,359
Noncash operating activities related to purchase acquisition:			
Investment securities	$	—	838,655
Furniture, equipment, and leasehold improvements		—	37,610
Other assets		—	149,524

See accompanying notes to financial statements.

(1) Significant Accounting Policies

(a) *Organization and Purpose of Company*

Gold Capital Management, Inc. (Company) operates on a fully disclosed basis as a broker-dealer in securities. Customers consist primarily of financial institutions located throughout the United States, with concentrations in the Midwestern region of the United States. The Company manages a wide variety of stock, bond, and money market portfolios for clients that currently include a significant number of commercial banks located primarily in Kansas, Missouri, Oklahoma, Nebraska, and Iowa, as well as trusts, pension plans, insurance companies, commercial businesses, government entities, foundations, and high-net-worth individuals. The Company is registered with the National Association of Securities Dealers as a broker-dealer and investment advisor. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

On March 31, 2001, the Company purchased, for $2.7 million in cash, the outstanding stock of Ott Financial, Inc. (Ott), a registered broker-dealer specializing in the placement and underwriting of municipal bonds in the Midwestern region of the United States. The acquisition of Ott was accounted for using the purchase method of accounting, with the operations of Ott being included in the net earnings of the Company since March 31, 2001. Goodwill recorded in connection with the acquisition totaled $1.5 million.

(b) *Investment Securities*

Investment securities consist of trading securities, including marketable US government, government agency, municipal bonds, equity securities, and option contracts. Marketable investment securities are carried at fair value, and investment securities not readily marketable are valued at cost, which approximates fair value as determined by management. Fees, interest, dividends, and realized and unrealized gains and losses on the sale of investment securities are considered a normal part of operations and, accordingly, are included in trading gains (losses).

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a trade-date basis, with related commission income reported on a trade-date basis.

(c) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis over the estimated useful lives, ranging from three to seven years, of the assets for financial reporting purposes.

(Continued)

(d) Income Taxes

The Company files a consolidated income tax return with Gold Banc Corporation, Inc. (Gold). Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Gold. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income taxes result primarily from the use of accelerated methods of depreciation for tax purposes.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f) Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days.

(g) Revenue Recognition

Customers' and Company securities and commodities transactions are recorded on a trade-date basis. Advisory fees and interest income are accrued as earned.

(h) Goodwill

Goodwill represents the excess of cost over fair value of assets of businesses acquired. The Company adopted the provision of SFAS No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company was required to determine the fair value of the reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. If the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 25 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation.

(Continued)

Amortization expense related to goodwill was $203,291 for the year ended December 31, 2001. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect in 2001.

Reported net income	$	723,343
Add back goodwill amortization		203,291
Adjusted net income	$	926,634

(2) Investment Securities

Marketable investment securities consist of trading securities at fair value, as follows:

		2002	2001
Federal agency securities	$	947,533	3,021,996
Tax-exempt bonds		1,857,931	3,528,359
Equity securities		309,465	455,261
Corporate bonds		24,737	—
	$	3,139,666	7,005,616

Investment securities not readily marketable consist of trading securities at cost which approximates fair value, as follows:

		2002	2001
Tax-exempt bonds	$	140,000	143,300
Equity securities		205,000	205,000
	$	345,000	348,300

(3) Short-term Borrowings

The Company's indebtedness at December 31, 2001 consists of margin debt payable to the Company's clearing agent of $1,552,342 (bearing interest at 4.50%), and a short-term bank note payable of $2,018,504 (bearing interest at 4.75%). Such debt was collateralized by the portfolio of investment securities and was repaid in 2002.

(Continued)

(4) Operating Leases

The Company leases office space from Gold Bank, a related party, under an operating lease agreement. Total rental expense for the years ended December 31, 2002 and 2001 was $174,870 and $152,565, respectively. Future minimum rental payments required under operating leases which have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year	Amount
2003	$ 177,568
2004	166,244
2005	125,617
2006	20,936
	$ 490,365

(5) Income Taxes

The Company is included in the consolidated income tax returns filed by Gold. Income taxes are calculated as if the Company filed a separate Federal income tax return. The Company files its own state and local tax returns.

The current and deferred portions of income tax expense are as follows:

	2002			2001		
	Current	Deferred	Total	Current	Deferred	Total
Federal	$ 143,664	337,579	481,243	94,734	362,805	457,539
State and local	44,793	79,041	123,834	19,229	75,614	94,843
	$ 188,457	416,620	605,077	113,963	438,419	552,382

(Continued)

A reconciliation of the difference between the expected income tax expense or income computed at the US statutory income tax rate and the Company's income tax expense is shown in the following table:

	2002		2001	
	Amount	Percent	Amount	Percent
Expected income tax expense at US statutory tax rate	$ 617,645	35.0 %	$ 449,654	35.0 %
Goodwill amortization	—	—	71,152	5.5
Increase due to state and local income taxes, net	80,492	4.5	61,648	4.8
Tax-exempt income	(90,347)	(5.0)	(106,840)	(8.3)
Other, net	(2,713)	(0.3)	76,768	6.0
Income tax expense	$ 605,077	34.2 %	$ 552,382	43.0 %

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

	2002	2001
Deferred tax assets:		
Accrued expenses	$ 65,935	—
Unrealized losses on securities marked to market	—	38,263
	65,935	38,263
Deferred tax liabilities:		
Unrealized gains on securities marked to market	10,008	—
Premises and equipment	53,569	320
Deferred intercompany income	829,297	468,853
Other	20,591	—
	913,465	469,173
Net deferred tax liability	$ (847,530)	(430,910)

There was no valuation allowance for deferred tax assets at December 31, 2002 or 2001. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(Continued)

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital, as defined, of $3,016,563, which was $2,766,563 in excess of its required net capital of $250,000.

(7) Employee Benefit Plans

The Company has a 401(k) savings plan for the benefit of all eligible employees. The Company matches 50% of employee contributions up to 5% of base compensation, subject to certain Internal Revenue Service limitations. Employees may voluntarily contribute up to 15% of the annual compensation to the plan. Employees vest in Company contributions 10% annually for the first two years and 20% for the next four years of service. Contributions charged to salaries and employee benefits expense were $59,000 and $65,000 for 2002 and 2001, respectively.

The Gold Banc Corporation, Inc. Employee Stock Ownership Plan (ESOP) was formed to acquire shares of Company common stock for the benefit of all eligible employees. The amount of annual contributions from the Company is determined by the board of directors. Contributions were approximately $67,000 and $65,000 for the years ended December 31, 2002 and 2001, respectively.

(8) Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

- *Cash and cash equivalents* – The carrying amounts of cash and cash equivalents are reasonable estimates of their fair values.
- *Investment securities* – The fair values for debt and equity securities, which also are the amounts recognized in the balance sheets, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on Company estimates using quoted market prices for similar securities and other pricing information.

The Company uses option contracts, on a very limited basis, to reduce its exposure to price fluctuations in its trading portfolio resulting from fluctuations in interest rates. A call option is a contract that entitles the Company to buy, entirely at their option, a specified number of underlying units of a particular security at a specified price at any time until the stated expiration date of the contract. Risks arise from the possible inability of the counterparty to meet the terms of their contract and from movements in securities values and interest rates. The Company carries call options at market value and any changes in the market value are recognized in investment gains (losses). The Company did not have any open call options at December 31, 2002. Option activity did not result in any material gains or losses during the year ended December 31, 2002.

(9) Related-party Transactions

A significant portion of the Company's revenue and expenses represents receipts from and payments to the parent and affiliated companies for investment transaction fees, as well as various administrative services provided to the Company.

		2002	2001
Trading gains, net of losses	$	1,389,699	877,977
Management fee paid to affiliates, net		49,173	31,200

The Company believes that fees charged for these services represent current market rates.

Schedule 1

GOLD CAPITAL MANAGEMENT, INC.

(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Computation of Net Capital Requirement – Rule 15c3-1

December 31, 2002

Total stockholder's equity per balance sheet	$	9,358,461
Deductions:		
Furniture, equipment, and leasehold improvements		343,883
Goodwill, net of accumulated amortization		4,536,194
Investment securities not readily marketable		345,000
Other assets		185,333
Income taxes receivable		655,731
Net capital before haircuts on securities positions (tentative net capital)		3,292,320
Haircuts on securities:		
Debt securities		129,334
Equity securities		46,420
Net capital		3,116,566
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	2,866,566
Aggregate indebtedness	$	567,287
Ratio of aggregate indebtedness to net capital		0.20 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002).

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	3,772,297
Audit adjustments related to reclass of income taxes receivable and deferred income taxes		(655,731)
Net capital per above	$	3,116,566

See accompanying independent auditors' report.

Schedule 2

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

Schedule 3

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors:
Gold Capital Management, Inc.:

In planning and performing our audit of the financial statements of Gold Capital Management, Inc. (Company), a wholly owned subsidiary of Gold Banc Corporation, Inc., for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures.

(Continued)

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 11, 2003